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June 21, 2022

BY HAND AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Benjamin Holt

RE:     Sands China Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed May 26, 2022
File No. 333-262328

Dear Mr. Holt:

On behalf of our client, Sands China Ltd. (“we,” “our” or the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 filed on May 26, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment No. 3”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by e-mail a copy of the Amendment No. 3 marked to show changes from the Amendment No. 2.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment No. 3.

Mr. Benjamin Holt
Securities and Exchange Commission
June 21, 2022

Amendment No.2 to Registration Statement on Form F-4 filed May 26, 2022

Cover Page

1.
We note your response to prior comment 5. Please revise to state whether any transfers, dividends, payments or distributions have been made to date between you and your subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page.

2.
We note the additional disclosures you have made in response to prior comment 2. To provide additional context for investors, please include disclosure on the cover page similar to the new disclosure on page 27 explaining Macao's status as a Special Administrative Region of China. Further revise the cover page, the fourth bulleted summary risk factor on page 7 and the risk factor entitled "Our business, financial condition and results of operations . . . " on page 25 to similarly state that there can be no assurance that China will not seek to exercise greater control over Macao, which could adversely affect your operations.

In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page and pages 7 and 25, accordingly.

Summary, page 1

3.
We note your response to prior comment 6. Please revise to quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries and parent, and the direction of transfer. Similarly quantify payments or distributions made to U.S. investors and their source. Describe any restrictions on foreign exchange, including restrictions on distributions and arrangements conducted in mainland China and/or Hong Kong by your mainland Chinese and/or Hong Kong subsidiaries; and describe any restrictions on your ability to transfer cash between entities, across borders, and to others outside of Macao, China or Hong Kong. While we note your disclosure that the Intragroup Distributions and Arrangements have supported your ability to discharge your payment obligations under the senior notes, please specifically address whether there are any restrictions and limitations on your ability to make payments to U.S. investors under or with respect to the Notes.

In response to the Staff's comment, the Company has revised the disclosure on the prospectus cover page and pages 8 and 11, accordingly.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact the undersigned at (212) 735-2227.

Sincerely,

/s/ Michael J. Hong

Michael J. Hong

cc: Sun MinQi (Dave), Senior Vice President and Chief Financial Officer, Sands China Ltd.